Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Income Before Taxes	$4,659	$5,401	$17,283	$5,545	$8,739

Add (Subtract):
One-third of rents	97	101	117	122	133
Interest expense, gross	693	672	732	801	714
Interest capitalized, net of amortization	—	(3)	(1)	(2)	(49)
Equity (income) loss from affiliates, net of distributions	(70)	(155)	(72)	(168)	(350)
Earnings as defined	$5,379	$6,016	$18,059	$6,298	$9,187

One-third of rents	$97	$101	$117	$122	$133
Interest expense, gross	693	672	732	801	714
Preferred stock dividends	—	—	86	147	163
Fixed Charges	$790	$773	$935	$1,070	$1,010

Ratio of Earnings to Fixed Charges	7	8	19	6	9
For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.